Exhibit 99.1

NEWS RELEASE

Calgary, Alberta, Canada - April 22, 2010
(Canadian dollars except as indicated)

PRECISION DRILLING TRUST
REPORTS 2010 FIRST QUARTER FINANCIAL RESULTS

This news release contains “forward-looking information and statements“ within the meaning of applicable securities laws.  For a full disclosure of the forward-looking information and statements and the risks to which they are subject, see the “Cautionary Statement Regarding Forward-Looking Information and Statements” later in this news release.

Precision Drilling Trust (“Precision” or the “Trust”) reported a 30% revenue increase and a 28% rise in earnings before interest, taxes, loss on asset decommissioning, depreciation and amortization and foreign exchange (“EBITDA”) for the first quarter of 2010 over the fourth quarter of 2009.  These increases are due to increased activity levels during the first quarter of this year compared with the fourth quarter of 2009.

Revenue for the first quarter of 2010 totaled $373 million compared to $448 million for the first quarter of 2009.  EBITDA was $118 million for the first three months of 2010, a decrease of $51 million from the same period of 2009.  Precision reported net earnings of $62 million or $0.22 per diluted unit for the quarter ended March 31, 2010, an increase of $5 million or 8% compared to $57 million or $0.28 per diluted unit in the first quarter of 2009.  Pre-tax earnings in the first quarter of 2010 were increased by $20 million for foreign exchange gains or $0.05 per diluted unit after tax.  Results are lower in the first quarter of 2010 compared with the first quarter of 2009 because of lower average drilling revenue per day in both Canada and the United States partially offset by higher Canadian utilization.

Kevin Neveu, Precision’s President and Chief Executive Officer stated:  “First quarter 2010 winter drilling season activity levels in Canada exceeded our expectations and we are pleased to note that Precision was the most active land driller in North America during the fourth quarter of 2009 and the first quarter of 2010.   Late last year our expectations for activity levels during the winter season in Canada were on par with the first quarter of 2009.  However, as the quarter unfolded, activity increased and Precision averaged 38% more rigs working in the first quarter of 2010 than during the same period in 2009.   This increase was led by an increase in oil related activity.  As pricing for Precision’s services are negotiated prior to the winter drilling season, rates for Canadian drilling services for the 2010 quarter were approximately 16% below 2009 levels.”

“In the United States, activity levels continue to gradually improve, again with oil related activity leading the way.  Precision’s active rig count in the first quarter of 2010 was up 19% over the fourth quarter of last year.  Dayrates in the United States drilling markets have modestly improved from the bottom of the cycle in mid 2009.”

“We are now in the middle of spring break-up in Canada and as such Precision’s Canadian active rig count is down to 33.  With over half of the wells drilled by Precision in Canada being directed toward oil over the last two quarters, we are encouraged and believe that the remainder of 2010 activity levels will exceed those in 2009.  In the United States, Precision’s active rig count is currently 87 and we expect our rig count to continue to increase.  If the recent decline in and the generally negative outlook for natural gas prices persists, there is the potential for a pullback in gas related activity.”

“Precision is poised to seize market opportunities and as such has signed term contracts with two customers to build two new Super Single® rigs for deployment in Canada later this year.  We are also in discussion with customers on potential new build opportunities for rigs in both the United States and Canada for heavy oil drilling and resource plays such as the Marcellus, Bakken, Horn River and the Eagle Ford,” concluded Mr. Neveu.

SELECT FINANCIAL AND OPERATING INFORMATION
	Three months ended March 31,
(stated in thousands of Canadian dollars, except per unit amounts)	2010	2009	% Change
Revenue	$373,136	$448,445	(16.8)
EBITDA(1)	118,403	169,387	(30.1)
Net earnings	62,017	57,417	8.0
Cash provided by operations	20,624	201,596	(89.8)
Capital spending:
Upgrade capital expenditures	6,796	13,760	(50.6)
Expansion capital expenditures	687	61,162	(98.9)
Proceeds on sale	(1,153)	(5,942)	(80.6)
Net capital spending	6,330	68,980	(90.8)

Distributions declared	-	6,408	(100.0)
Net earnings per unit:
Basic	0.23	0.30	(23.3)
Diluted	0.22	0.28	(21.4)
Distributions declared per unit	$-	$0.04	(100.0)

Contract drilling rig fleet	351	380	(7.6)
Drilling rig utilization days:
Canada	10,205	7,482	36.4
United States	6,993	7,409	(5.6)
International	175	180	(2.8)
Service rig fleet	200	229	(12.7)
Service rig operating hours	76,242	64,854	17.6

(1) EBITDA is a non-GAAP measure. See “NON-GAAP MEASURES”.

FINANCIAL POSITION AND RATIOS

(Stated in thousands of Canadian dollars, except ratios)	March 31, 2010	December 31, 2009	March 31, 2009
Working capital	$393,905	$320,860	$367,483
Working capital ratio	3.8	3.5	2.5
Long-term debt(1)	$725,721	$748,725	$1,177,215
Total long-term financial liabilities	$748,497	$775,418	$1,202,665
Total assets	$4,170,858	$4,191,713	$4,853,916
Long-term debt to long-term debt plus equity ratio	0.22	0.22	0.31
(1) Excludes current portion of long-term debt and is net of unamortized debt issue costs

Revenue in the first quarter of 2010 was 17% lower than the prior year period.  The decrease was due to lower average dayrates in the United States and Canada in 2010.  This decrease was partially offset by a year-over-year increase in utilization days in Canada.  The mix of drilling rigs working under term contracts and on high performance well-to-well programs helped partially mitigate the downward revenue pressure in the quarter.  Revenue in Precision's Contract Drilling Services segment decreased by 20% while revenue increased 1% in the Canadian based Completion and Production Services segment.

The Trust reported total EBITDA of $118 million for the first quarter of 2010 compared with $169 million for the first quarter of 2009.  EBITDA is not a recognized financial measure under Generally Accepted Accounting Principles (“GAAP”) see “Non-GAAP Measures” in this report. EBITDA margin, calculated as EBITDA as a percentage of revenues, was 32% for the first quarter of 2010 compared to 38% for the same period in 2009.   The six percentage point decline in EBITDA margin was primarily attributable to lower market pricing for new work. Precision's term contract position with customers, a highly variable operating cost structure and economies achieved through vertical integration of the supply chain served to limit the declines.

In the Contract Drilling Services segment Precision currently owns 351 contract drilling rigs, including 202 in Canada, 146 in the United States and three rigs in international locations and 96 drilling rig camps.  Precision’s Completion and Production Services segment includes 200 service rigs, 20 snubbing units, 78 wastewater treatment units and a broad mix of rental equipment.

During the quarter an average of 113 drilling rigs worked in Canada and 80 in the United States and Mexico totaling an average of 193 rigs working.  This compares with an average of 138 rigs working in the fourth quarter of 2009 and 167 rigs in the first quarter a year ago.

Precision’s priorities for 2010 are threefold.  The first is to continue to deliver the high performance, high value level of services that customers require to drill the technically challenging wells of today’s resource play exploitation.  Second, Precision continues to improve its balance sheet, which provides financial flexibility and liquidity to be able to seize market opportunities, our third priority.  To that end, Precision has signed two term contracts with an average length of three years to build two new Super Single® rigs for two customers for deployment in Canada.  Precision is planning to spend $48 million in 2010 to upgrade rigs which will increase the marketability of these assets.  All in, Precision’s capital expenditure plan for 2010 has been increased by $47 million and now stands at $122 million.

The Canadian 2010 winter drilling season was characterized by higher than expected utilization for Precision and the industry. In the United States, the industry and Precision have experienced improving utilization as customer spending has increased because of higher oil commodity prices.

Oil and natural gas prices during the first quarter of 2010 were higher than a year ago.  For the first quarter of 2010 AECO natural gas spot prices averaged $4.96 per MMBtu, nominally higher than the first quarter 2009 average of $4.95 per MMBtu. In the United States, Henry Hub natural gas spot prices averaged US$5.12 per MMBtu in the first quarter of 2010 an increase of 13% over the first quarter 2009 average of US$4.55 per MMBtu.  West Texas Intermediate crude oil averaged US$78.58 per barrel during the quarter compared to US$43.21 per barrel in the same period in 2009.

Summary for the three months ended March 31, 2010:

•    Precision continued to improve its balance sheet and reduced its debt by making a voluntary principal repayment of $12 million on March 31, 2010.  As at March 31, 2010 Precision’s debt to capitalization ratio was 0.22 and Precision had a cash balance of $132 million and in combination with its revolving credit facility, continued to carry ample liquidity.

•    Operating earnings were $73 million, a decrease of $53 million or 42% from the first quarter in 2009. Operating earnings were 20% of revenue, compared to 28% in 2009. Operating earnings margins were negatively impacted by declines in customer pricing for most of Precision’s service offerings over the same period in 2009.
•    Financial charges were $29 million, a decrease of $10 million from the prior year primarily due to the reduction in long-term debt during 2009.
• The majority of Precision’s credit facilities are denominated in U.S. dollars.  During the quarter the Canadian dollar strengthened in relation to the U.S. dollar giving rise to most of the $20 million foreign exchange gain recognized in the quarter.
•    Capital expenditures for the purchase of property, plant and equipment were $7 million in the first quarter, a decrease of $67 million over the same period in 2009.  Capital spending for the first quarter of 2010 included $1 million on expansionary capital initiatives and $6 million on the upgrade of existing assets.
•    Average revenue per utilization day for contract drilling rigs decreased in the first quarter of 2010 to US$18,710 from the prior year first quarter of US$25,154 in the United States and decreased in Canada from $18,537 in the first three months of 2009 to $15,511 for the first quarter of 2010. The decrease in revenue rates for the first quarter in the United States reflects the reduction of rigs working under term contracts, more rigs working under well-to-well contracts and the mix of turnkey operations. These figures also include US$4 million in revenue generated from idle but contracted rigs associated with term customer contracts.  Turnkey revenue for the first quarter of 2010 was US$13 million generated from 243 utilization days. Within Precision’s Completion and Production Services segment, average hourly rates for service rigs were $633 in the first quarter of 2010 compared to $731 in the first quarter of 2009.
• Average operating costs per day for drilling rigs decreased in the first quarter of 2010 to US$12,149 from the prior year first quarter of US$14,456 in the United States and from $10,023 to $8,453 in Canada. The cost decrease in Canada was primarily due to rig mix as a higher percentage of spot market work for the double and single rigs which are lower cost rigs and a crew wage reduction implemented on May 1, 2009. In the United States the decrease was impacted by 2009 crew wage reductions and less turnkey operations compared to the prior year whereby there is a larger scope to drilling costs that the drilling contractor is responsible to provide and revenue increases accordingly.  Within Precision’s Completion and Production Services segment, average hourly operating costs for service rigs were $461 in the first quarter of 2010 as compared to $527 in the first quarter of 2009.

OUTLOOK

2010 has started with higher drilling activity in Canada than was forecast and United States drilling activity continues to make improvements.  The global demand for energy is rising as the global economies are starting to improve and move out of the bottom of the recession.  There is also increased liquidity in the capital markets as well as higher oil commodity prices which is providing some of Precision’s customers’ liquidity to increase drilling programs.  The drilling sector in both Canada and the United States is experiencing a period of year-over-year improvements in utilization. According to industry sources, as at April 16, 2010, the United States active land drilling rig count was up about 54% from the same period in the prior year while the Canadian drilling rig count had increased about 65%.  Even with the year-over-year improvements in rig utilization, there has been virtually no change in spot market dayrates charged to customers in Canada, and only modest improvements in dayrates in the United States.  As drilling rigs complete term contracts and move to lower dayrate spot market contracts, Precision’s average revenue per working day declines.  This trend is expected to continue until there are meaningful increases in spot market dayrates.

Precision has a strong portfolio of long-term customer contracts that help mitigate the effects of lower dayrate spot market contracts.  Precision expects to have an average of approximately 83 rigs committed under term contract in North America in the second quarter of 2010, an average of 74 rigs contracted for the third quarter of 2010 and 63 for the fourth quarter of 2010.  These term contract totals include two rigs in the United States that are currently not working but receiving margin revenue from customers.  In Canada, term contracted rigs generate about 200 to 250 utilization days per rig a year due to the seasonal nature of well access whereas in the United States they generate about 350 utilization days per rig in most regions.

For all of 2010, Precision expects to have an average of approximately 75 rigs under term contract, with 37 rigs contracted in the United States, 37 in Canada and one in Mexico.  For 2011, Precision expects to have an average of 24 rigs in Canada under term contract and 17 in the United States and Mexico, for a total of 41 for the full year.  As noted earlier in this report, Precision has added two term contracts for new build Super Single® rigs expected to go to work in late 2010.

As part of its strategic plan, Precision expects to keep capital expenditures at levels commensurate with market activity during 2010.  Capital expenditures totaled $7 million in the first quarter of 2010 and are expected to be approximately $122 million for the full year, with approximately $103 million for upgrade capital and $19 million for expansion capital.  Capital expenditures for rig tier improvements are included in upgrade capital.  Expansion capital includes two new build Super Single® rigs under contract for deployment in Canada later this year and additional rental and wastewater equipment.

Natural gas production in the United States has remained strong despite the reduction in drilling activity over the last eighteen months.  United States natural gas storage levels are currently near the upper range of the five-year average but in line with storage levels of a year ago.  This also strongly influences Canadian activity since Canada exports roughly half of its natural gas production to the United States. Increase in oil and natural gas liquids drilling in areas like the Cardium, Bakken and Eagle Ford have been strong and the United States oil rig count is 148% higher than it was a year ago.  Precision has more equipment working in oil related plays than at any time in the last 20 years; however, approximately 60% of Precision’s current active rig count is drilling for natural gas targets.  With high storage levels, consistent production and the view that North America has an oversupply of natural gas, gas prices have moved down.  To date, there has been little change in customers’ natural gas drilling plans.  If low natural gas prices continue, Precision and the North American drilling industry could see a further reduction in demand for natural gas drilling.  Precision continues to manage its operations to maximize cash flow, while providing our customers with high performance, high value services.

Despite near term challenges the future of the global oil and gas industry remains promising. For Precision, 2010 represents an opportunity to demonstrate our value to customers through delivery of high performance, high value services that deliver low customer well costs and strong relative margins to Precision.

SEGMENTED FINANCIAL RESULTS

Precision’s operations are reported in two segments. The Contract Drilling Services segment includes the drilling rig, camp and catering, oilfield supply, and manufacturing divisions. The Completion and Production Services segment includes the service rig, snubbing, rental, and wastewater treatment divisions.

	Three months ended March 31,
(stated in thousands of Canadian dollars)	2010	2009	% Change
Revenue:
Contract Drilling Services	$313,461	$389,879	(19.6)
Completion and Production Services	63,482	62,975	0.8
Inter-segment eliminations	(3,807)	(4,409)	13.7
	$373,136	$448,445	(16.8)

EBITDA:(1)
Contract Drilling Services	$110,562	$155,495	(28.9)
Completion and Production Services	16,589	18,548	(10.6)
Corporate and other	(8,748)	(4,656)	(87.9)
	$118,403	$169,387	(30.1)
(1) Non-GAAP measure.  See “NON-GAAP MEASURES”.

SEGMENT REVIEW OF CONTRACT DRILLING SERVICES

	Three months ended March 31,
(stated in thousands of Canadian dollars, except where indicated)	2010		2009		% Change
Revenue		$313,461		$389,879	(19.6)
Expenses:
Operating		188,650		216,105	(12.7)
General and administrative		14,249		18,279	(22.0)
EBITDA(1)		110,562		155,495	(28.9)
Depreciation		38,450		37,963	1.3

Operating earnings(1)		$72,112		$117,532	(38.6)
Operating earnings as a percent of revenue		23.0%		30.1%
Drilling rig revenue per utilization day in Canada		$15,511		$18,537	(16.3)
Drilling rig revenue per utilization day in the U.S.(2)	US$	18,710	US$	25,154	(25.6)
(1) Non-GAAP measure.  See “NON-GAAP MEASURES”.
(2) Includes revenue from idle but contracted rig days and lump sum payouts.

	Three months ended March 31,
Canadian onshore drilling statistics:(1)	2010		2009
	Precision	Industry(2)	Precision	Industry(2)
Number of drilling rigs (end of period)	202	811	224	869
Drilling rig operating days (spud to release)	9,111	38,399	6,599	28,157
Drilling rig operating day utilization	50%	53%	33%	36%
Number of wells drilled	940	3,564	793	3,025
Average days per well	9.7	10.8	8.3	9.3
Number of metres drilled (000s)	1,524	5,783	1,092	4,086
Average metres per well	1,621	1,648	1,377	1,351
Average metres per day	167	153	166	145
(1) Canadian operations only.
(2) Canadian Association of Oilwell Drilling Contractors (“CAODC”) and Precision – excludes non-CAODC rigs and non-reporting CAODC members.

United States onshore drilling statistics:(3)	2010		2009
	Precision	Industry(4)	Precision	Industry(4)
Average number of active land rigs for quarters ended:
March 31	78	1,297	82	1,287
Year to date average	78	1,297	82	1,287

(3) United States lower 48 operations only.
(4) Baker Hughes rig counts.

Contract Drilling Services segment revenue for the first quarter decreased by 20% to $313 million while EBITDA decreased by 29% to $111 million compared to the same period in 2009. The decrease in revenue and EBITDA was due to lower average pricing in both the United States and Canada partially offset by increased rig utilization in Canada.

Activity in North America was impacted by increased customer demand due to improvements in U.S. natural gas prices and global oil prices.  Despite the increase in utilization rates, drilling rig revenue per utilization day in Canada was down 16% over the prior year due to declines in spot market dayrates year-over-year and the flow through to customers of crew field rate reductions in the second quarter of 2009.  During the quarter 27% of Precision’s operating days in Canada were generated from rigs under term contract compared with 28% in 2009.  In the United States the average drilling utilization dayrate for Precision in the quarter was down due to fewer rigs working under term contracts and less turnkey work with an average of three rigs working turnkey compared to five in the first quarter of 2009.   As at the end of the quarter in the United States there were 40 drilling rigs working under term contracts and another two rigs idle but contracted where Precision was receiving the margin payment only.

Drilling rig utilization days (spud to rig release plus move days) in Canada during the first quarter of 2010 were 10,205, an increase of 36% compared to 7,482 in 2009.   Drilling rig activity for Precision in the United States was only 6% lower than the same quarter of 2009 due to the recovery of drilling rig activity which began in the second quarter of 2009.  Precision had two rigs working in Mexico during both periods.  Precision's camp and catering division experienced an activity decrease of 9% over the prior year first quarter.

Operating costs were 60% of revenue for the quarter compared to 55% for the prior year quarter. The increase was due to the mix of rigs working as a higher proportion of work was derived from competitive spot market activity. On a per day basis, operating costs for the drilling rig division in Canada were 16% lower than the prior year quarter due to a reduction in crew wages and the differences in rig mix as 2010 had a higher proportion of days from single and double rigs which typically require less ancillary equipment. Operating costs for the quarter in the United States on a per day basis were down from the comparable period in 2009 due to lower turnkey activity and a reduction in crew wages.

Depreciation in the Contract Drilling Services segment increased slightly from the prior year due to the increase in activity in Canada offset by activity decreases in the United States.  Both the United States and Canadian contract drilling operations use the unit of production method of calculating depreciation.

SEGMENT REVIEW OF COMPLETION AND PRODUCTION SERVICES

	Three months ended March 31,
(stated in thousands of Canadian dollars, except where indicated)	2010	2009	% Change
Revenue	$63,482	$62,975	0.8
Expenses:
Operating	44,652	42,065	6.2
General and administrative	2,241	2,362	(5.1)
EBITDA(1)	16,589	18,548	(10.6)
Depreciation	6,001	4,993	20.2
Operating earnings(1)	$10,588	$13,555	(21.9)
Operating earnings as a percent of revenue	16.7%	21.5%
Well servicing statistics:
Number of service rigs (end of period)	200	229	(12.7)
Service rig operating hours	76,242	64,854	17.6
Service rig operating hour utilization	42%	31%
Service rig revenue per operating hour	$633	$731	(13.4)
 (1) Non-GAAP measure.  See “NON-GAAP MEASURES”.

Completion and Production Services segment revenue for the first quarter increased by 1% from 2009 to $63 million while EBITDA declined by 11% to $17 million.  The increase in revenue is attributed to an increase in operating hours partially offset by lower rates for services rendered while the decrease in EBITDA is the result of lower rates without a corresponding decrease in variable costs.

Service rig activity increased 18% from the prior year period, with the service rig fleet generating 76,242 operating hours in the first quarter of 2010 compared with 64,854 hours in the prior year quarter for utilization of 42% and 31%, respectively.  The increase was a result of higher service rig demand on production maintenance of existing wells with an emphasis on oil wells.  New well completions accounted for 23% of service rig operating hours in the first quarter compared to 32% in the same quarter in 2009.   There were 3,134 well completions in Canada in the first quarter of 2010, a 29% decrease from 4,439 wells in the same quarter in 2009.

Average service revenue per operating hour decreased $98 from the prior year period due to the current competitive nature of the industry and lower ancillary revenue due to decreased boiler activity.

Lower revenue rates were partially offset by lower crew wages but ultimately led to an increase in operating expenses as a percent of revenue from 67% in the first quarter of 2009 to 70% for the same period in 2010.   Operating costs per operating hour have decreased over the comparable period in 2009 due primarily to lower wages and cost reduction initiatives.

Depreciation in the Completion and Production Services segment in the first quarter of 2010 was 20% higher than the prior year in line with higher equipment utilization.

SEGMENT REVIEW OF CORPORATE AND OTHER

Corporate and other expenses increased by 88% to $9 million in the first quarter of 2010 compared to $5 million in the same period of 2009. The increase was primarily due to the difference in employee incentive compensation expense.

OTHER ITEMS

Net financial charges were $29 million for the first quarter of 2010 which was down from $39 million when compared to the prior year quarter. The decrease is attributable to the significant reduction in long-term debt that was realized during 2009.

The Trust had a foreign exchange gain of $20 million during the first quarter of 2010 due to the strengthening in the Canadian dollar versus the United States dollar, as the majority of the Trust's credit facilities are denominated in United States dollars.

The Trust’s effective tax rate on earnings before income taxes for the first three months of 2010 was 3% compared to a recovery of 7% for the same period in 2009. The income tax recovery in 2009 was primarily a result of tax deductions available in excess of taxable earnings.

LIQUIDITY AND CAPITAL RESOURCES

In February 2010, Precision announced its intention to convert to a corporation pursuant to a plan of arrangement under the Business Corporations Act of Alberta.  Precision will be seeking approval for the conversion from its unitholders in conjunction with its 2010 annual and special meeting of unitholders scheduled for May 11, 2010.  An information circular and proxy statement have been mailed to unitholders in connection with the meeting.  To be implemented, the conversion to a corporation must be approved by not less than two-thirds of the votes cast by unitholders at the annual and special meeting.  If approved, it is anticipated that the conversion will be completed by June 1, 2010.

The oilfield services business is inherently cyclical in nature. Precision employs a disciplined approach to minimize costs through operational management practices and a variable cost structure, and to maximize revenues through term contract positions with a focus of maintaining a strong balance sheet. This operational discipline provides Precision with the financial flexibility to capitalize on strategic acquisition and internal growth opportunities at all points in the business cycle.

Operating within a highly variable cost structure, Precision’s maintenance capital expenditures are tightly governed by and highly responsive to activity levels with additional cost savings leverage provided through Precision’s internal manufacturing and supply divisions. Expansion capital for new rig build programs require 2 – 5 year term contracts in order to mitigate capital recovery risk. Analysis of current market opportunities and trends led Precision to increase its anticipated capital expenditures by $47 million to a total of $122 million in 2010.

In managing foreign exchange risk, Precision matches the currency of its debt obligations with the currency of the supporting operations cash flows. Interest rate risk is managed through hedging activities.

During the first quarter of 2010 Precision used $102 million in operating cash inflow to fund an $82 million increase in non-cash working capital, $6 million in net capital spending and $12 million in long-term debt reduction.  Liquidity remains sufficient as Precision had a cash balance of $132 million and the US$260 million revolver in its secured facility remains undrawn except for $28 million in outstanding letters of credit as at March 31, 2010.  In addition to the secured facility, Precision has available a $25 million operating facility which is used for working capital management and the issuance of letters of credit.  During the current quarter, working capital increased by $73 million over the fourth quarter of 2009 to $394 million.

In the first quarter of 2010 Precision made a voluntary prepayment of the secured facility of $12 million. Precision will consider further voluntary long-term debt reduction as industry fundamentals stabilize and operating cash flow forecasts become clearer. As at March 31, 2010, approximately $678 million was outstanding under the secured facility and $175 million was outstanding under the unsecured facility.  The blended cost of Precision’s debt is approximately 8.4%.

As at March 31, 2010 the Trust was in compliance with the covenants under the secured facility.  Precision expects to remain in compliance with financial covenants under its secured facility and expects to have complete access to credit lines during 2010. The secured facility contains customary covenants including three financial covenants:  a leverage ratio; interest coverage ratio; and fixed charge coverage ratio. During the first quarter of 2010 Precision successfully negotiated with lenders to amend certain covenants and terms contained in the secured facility. These amendments included an increase in the leverage ratio test to 3.5:1 through December 31, 2011, a decrease in the interest coverage ratio test to 2.75:1 through December 31, 2011 and the removal of the restrictions on expansion related capital expenditures (limitations on total capital expenditures remained unchanged).

QUARTERLY FINANCIAL SUMMARY

(Stated in thousands of Canadian dollars, except per unit amounts)
	2009			2010
Quarters ended	June 30	September 30	December 31	March 31
Revenue	$209,597	$253,337	$286,067	$373,136
EBITDA(1)	59,260	85,739	92,615	118,403
Net earnings:	57,475	71,696	(24,885)	62,017
Per basic unit(2)	0.23	0.26	(0.09)	0.23
Per diluted unit(2)	0.22	0.25	(0.09)	0.22
Cash provided by continuing operations	212,554	19,948	70,631	20,624
Distributions to unitholders - declared	$-	$-	$-	$-

	2008			2009
Quarters ended	June 30	September 30	December 31	March 31
Revenue	$138,514	$285,639	$335,049	$448,445
EBITDA(1)	35,574	118,820	134,795	169,387
Net earnings:	21,739	82,349	92,376	57,417
Per basic unit(2)	0.16	0.61	0.67	0.30
Per diluted unit(2)	0.16	0.61	0.66	0.28
Cash provided by continuing operations	200,458	3,241	82,904	201,596
Distributions to unitholders - declared	$49,045	$49,046	$77,551	$6,408
(1) Non-GAAP measure.  See “NON-GAAP MEASURES”.
(2) Earnings per basic and diluted unit have been adjusted to reflect the rights offering completed in the second quarter of 2009.

NON-GAAP MEASURES
Precision uses certain measures that are not recognized under Canadian generally accepted accounting principles to assess performance and believes these non-GAAP measures provide useful supplemental information to investors. Following are the non-GAAP measures Precision uses in assessing performance.

EBITDA
Management believes that in addition to net earnings, EBITDA as derived from information reported in the Consolidated Statements of Earnings and Retained Earnings is a useful supplemental measure as it provides an indication of the results generated by Precision’s principal business activities prior to consideration of how those activities are financed, the impact of foreign exchange, how the results are taxed, how funds are invested or how non-cash depreciation and amortization charges affect results.

The following table provides a reconciliation of net earnings under GAAP, as disclosed in the Consolidated Statement of Earnings and Retained Earnings, to EBITDA.

	Three months ended March 31,
(Stated in thousands of Canadian dollars)	2010	2009
EBITDA	$118,403	$169,387
Add (deduct):
Depreciation and amortization	(45,634)	(43,949)
Foreign exchange gain (loss)	19,752	(32,491)
Finance charges	(28,729)	(38,670)
Income taxes	(1,775)	3,140
Net earnings	$62,017	$57,417

Operating Earnings
Management believes that in addition to net earnings, operating earnings as reported in the Consolidated Statements of Earnings and Retained Earnings is a useful supplemental measure as it provides an indication of the results generated by Precision’s principal business activities prior to consideration of how those activities are financed or how the results are taxed.

	Three months ended March 31,
(Stated in thousands of Canadian dollars)	2010	2009
Operating earnings	$72,769	$125,438
Add (deduct):
Foreign exchange gain (loss)	19,752	(32,491)
Finance charges	(28,729)	(38,670)
Income taxes	(1,775)	3,140
Net earnings	$62,017	$57,417

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this report, including statements that contain words such as “could”, “should”, “can”, “anticipate”, “estimate”, “propose”, “plan”, “expect”, “believe”, “will”, “may” and similar expressions and statements relating to matters that are not historical facts constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information and statements”).

In particular, forward-looking information and statements include, but are not limited to, the following:  global demand for energy is rising; the rig count will continue to increase; the remainder of 2010 activity levels will exceed 2009 levels; United States activity levels will continue to improve with oil-related activity leading the way;  the potential for further reduction in natural gas drilling and related activity; the marketability of upgraded rigs; the number of rigs under term contract and the trend to move to spot market dayrates upon expiry;  and capital expenditure will remain at levels commensurate with market activity.

These forward-looking information and statements are based on certain assumptions and analysis made by the Trust in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results, performance or achievements will conform to the Trust’s expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from the Trust’s expectations.  Such risks and uncertainties include, but are not limited to: fluctuations in the price and demand for oil and natural gas; fluctuations in the level of oil and natural gas exploration and development activities; fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services; capital market liquidity available to fund customer drilling programs; the effects of seasonal and weather conditions on operations and facilities; the existence of competitive operating risks inherent in contract drilling, well servicing and ancillary oilfield services; general economic, market or business conditions; changes in laws or regulations; the availability of qualified personnel, management or other key inputs; currency exchange fluctuations; and other unforeseen conditions which could impact the use of services supplied by Precision.

Consequently, all of the forward-looking information and statements made in this report are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Trust will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Trust or its business or operations.  Readers are therefore cautioned not to place undue reliance on such forward-looking information and statements.  Except as may be required by law, the Trust assumes no obligation to update publicly any such forward-looking information and statements, whether as a result of new information, future events or otherwise.

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(Stated in thousands of Canadian dollars)	March 31, 2010	December 31, 2009

ASSETS

Current assets:
Cash	$132,018	$130,799
Accounts receivable	367,759	283,899
Income tax recoverable	23,530	25,753
Inventory	9,149	9,008
	532,456	449,459

Income tax recoverable	64,579	64,579
Property, plant and equipment, net of accumulated depreciation	2,824,633	2,913,966
Intangibles	2,739	3,156
Goodwill	746,451	760,553
	$4,170,858	$4,191,713

LIABILITIES AND UNITHOLDERS' EQUITY

Current liabilities:
Accounts payable and accrued liabilities	$138,107	$128,376
Current portion of long-term debt (note 5)	444	223
	138,551	128,599

Long-term liabilities	22,776	26,693
Long-term debt (note 5)	725,721	748,725
Future income taxes	689,304	703,195
	1,576,352	1,607,212
Contingencies (note 9)
Unitholders’ equity:
Unitholders’ capital (note 3)	2,770,708	2,770,708
Contributed surplus	5,459	4,063
Retained earnings	169,244	107,227
Accumulated other comprehensive loss (note 6)	(350,905)	(297,497)
	2,594,506	2,584,501

	$4,170,858	$4,191,713

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS (UNAUDITED)

	Three months ended March 31,
(Stated in thousands of Canadian dollars, except per unit amounts)	2010	2009

Revenue	$373,136	$448,445

Expenses:
Operating	229,495	253,761
General and administrative	25,238	25,297
Depreciation and amortization	45,634	43,949
Foreign exchange	(19,752)	32,491
Finance charges (note 8)	28,729	38,670

Earnings before income taxes	63,792	54,277

Income taxes: (note 4)
Current	1,797	8,661
Future (reduction)	(22)	(11,801)
	1,775	(3,140)

Net earnings	62,017	57,417
Retained earnings (deficit), beginning of period	107,227	(48,068)
Distributions declared	–	(6,408)

Retained earnings , end of period	$169,244	$2,941
Earnings per unit: (note 10)
Basic	$0.23	$0.30
Diluted	$0.22	$0.28

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

	Three months ended March 31,
(Stated in thousands of Canadian dollars)	2010	2009
Net earnings	$62,017	$57,417
Unrealized gain (loss) recorded on translation of assets and liabilities of self-sustaining operations in foreign currency	(53,408)	52,833
Comprehensive income	$8,609	$110,250

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)

	Three months ended March 31,
(Stated in thousands of Canadian dollars)	2010	2009

Cash provided by (used in):
Operations:
Net earnings	$62,017	$57,417
Adjustments and other items not involving cash:
Long-term compensation plans	4,572	(2,524)
Depreciation and amortization	45,634	43,949
Future income taxes	(22)	(11,801)
Unrealized foreign exchange	(18,346)	34,682
Amortization of debt issue costs (note 8)	10,055	6,281
Other	(1,637)	–
Changes in non-cash working capital balances	(81,649)	73,592
	20,624	201,596
Investments:
Purchase of property, plant and equipment	(7,483)	(74,922)
Proceeds on sale of property, plant and equipment	1,153	5,942
Changes in non-cash working capital balances	556	(12,375)
	(5,774)	(81,355)
Financing:
Repayment of long-term debt	(12,188)	(362,539)
Debt issue costs	–	(14,753)
Distributions paid	–	(27,233)
Increase in long-term debt	–	141,621
Issuance of trust units, net of issue costs	–	206,890
Change in non-cash working capital balances	–	1,700
	(12,188)	(54,314)
Effect on exchange rate changes on cash and cash equivalents	(1,443)	2,395
Increase in cash and cash equivalents	1,219	68,322
Cash and cash equivalents, beginning of period	130,799	61,511

Cash and cash equivalents, end of period	$132,018	$129,833

See accompanying notes to consolidated financial statements

 Notes to Consolidated Financial Statements (UNAUDITED)
(Tabular amounts are stated in thousands of Canadian dollars except unit numbers)

1. Basis of Presentation

These interim financial statements for Precision Drilling Trust (the “Trust”) were prepared using accounting policies and methods of their application consistent with those used in the preparation of the Trust's consolidated audited financial statements for the year ended December 31, 2009. These interim financial statements conform in all material respects to the requirements of generally accepted accounting principles in Canada for annual financial statements with the exception of certain note disclosures. As a result, these interim financial statements should be read in conjunction with the Trust's consolidated audited financial statements for the year ended December 31, 2009.

2. Seasonality of Operations

The Trust has operations that are carried on in Canada which represent approximately 40% (2009 - 35%) of consolidated total assets as at March 31, 2010 and 62% (2009 - 47%) of consolidated revenue for the three months ended March 31, 2010. The ability to move heavy equipment in Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. The duration of this “spring break-up” has a direct impact on the Trust's activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring break-up affects the ability to move equipment in and out of these areas. As a result, late March through May is traditionally the Trust’s slowest time in this region.

3.  Unitholders’ Capital

(a) Authorized                              - unlimited number of voting Trust units
        - unlimited number of voting exchangeable LP units
(b) Units issued:

Trust units	Number	Amount

Balance December 31, 2009 and March 31, 2010	275,516,778	$2,769,338

Exchangeable LP units	Number	Amount

Balance December 31, 2009 and March 31, 2010	118,820	$1,370

Summary	Number	Amount

Trust units	275,516,778	$2,769,338
Exchangeable LP units	118,820	1,370
Unitholders’ capital	275,635,598	$2,770,708

4.  Income Taxes

Currently, the Trust incurs taxes to the extent that there are certain provincial capital taxes or state franchise taxes, as well as taxes on any taxable income, of its underlying subsidiaries. Future income taxes arise from the differences between the accounting and tax basis of the Trust's and its subsidiaries' assets and liabilities.

The provision for income taxes differs from that which would be expected by applying statutory Canadian income tax rates.  A reconciliation of the difference at March 31 is as follows:

	Three months ended March 31,
	2010	2009
Earnings before income taxes	$63,792	$46,977
Federal and provincial statutory rates	28%	29%
Tax at statutory rates	$17,862	$13,623
Adjusted for the effect of:
Non-deductible expenses	2,865	5,133
Non-taxable capital gains	(1,248)	–
Income taxed at lower rates	(20,773)	(22,819)
Income to be distributed to unitholders, not subject to tax in the Trust	–	(1,444)
Other	3,069	2,367
Income tax expense (reduction)	$1,775	$(3,140)
Effective income tax rate	3%	(7)%

5. Long-Term Debt

	March 31, 2010	December 31, 2009

Secured facility:
Term Loan A	$275,945	$288,887
Term Loan B	402,364	422,097
Revolving credit facility	–	–
Unsecured senior notes	175,000	175,000
	853,309	885,984
Less net unamortized debt issue costs	(127,144)	(137,036)
	726,165	748,948
Less current portion	(444)	(223)
	$725,721	$748,725

At March 31, 2010 the Term Loan A facility consists of a term A-1 facility denominated in U.S. dollars in the amount of US$253.0 million and a term A-2 facility denominated in Canadian dollars in the amount of $19.0 million. During the three months ended March 31, 2010 Precision made optional principal repayments of US$4.5 million on the term A-1 facility and $0.3 million on the term loan A-2 facility.

At March 31, 2010 the Term Loan B facility consists of a term loan B-1 facility and a term loan B-2 facility denominated in U.S. dollars in the amounts of US$308.8 million and US$87.4 million, respectively. During the three months ended March 31, 2010 Precision made optional principal repayments of US$7.1 million on the Term Loan B facility.

During the first quarter of 2010 Precision successfully negotiated with lenders to amend certain covenants and terms contained in the Secured Facility. These amendments included an increase in the leverage ratio test to 3.5:1 through December 31, 2011, a decrease in the interest coverage ratio test to 2.75:1 through December 31, 2011 and the removal of the restrictions on expansion related capital expenditures (limitations on total capital expenditures remained unchanged).

At March 31, 2010 mandatory principal repayments are as follows:

For the twelve month periods ended March 31,
2011	$444
2012	37,067
2013	74,739
2014	214,776
2015	409,617
Thereafter	116,666

6. Accumulated Other Comprehensive Loss

Balance, December 31, 2009	$(297,497)
Unrealized foreign currency translation loss	(53,408)
Balance, March 31, 2010	$(350,905)

7. Unit Based Compensation Plans

(a) Officers and Employees

During 2009 Precision introduced two new unit based incentive plans to replace the Performance Saving Plan and the Long-Term Incentive Plan.  Under the Restricted Trust Unit incentive plan units granted to eligible employees vest annually over a three year term.  Vested units are automatically paid out in cash in the first quarter of the year following vesting at a value determined by the fair market value of the units as at December 31 of the vesting year.  Under the Performance Trust Unit incentive plan units granted to eligible employees vest at the end of a three year term.  Vested units are automatically paid out in cash in the first quarter following the vested term at a value determined by the fair market value of the units at December 31 of the vesting year and based on the number of performance units held multiplied by a performance factor that ranges from zero to two times. The performance factor is based on Precision achieving a predetermined rate of return on capital employed compared to a peer group over the three year period.  As at March 31, 2010 $2.6 million is included in accounts payable and $4.9 million in long-term liabilities for the plans. Included in net earnings for the three months ended March 31, 2010 is an expense of $2.8 million (2009 - $nil).

Notwithstanding that the Performance Savings Plan was replaced in 2009, certain liabilities continue to exist as eligible participants were able to elect to receive a portion of their annual performance bonus in the form of deferred trust units (“DTUs”). These notional units are redeemable in cash and are adjusted for each distribution to unitholders by issuing additional DTUs based on the weighted average trading price on the Toronto Stock Exchange for the five days immediately following the ex-distribution date. All DTUs must be redeemed within 60 days of ceasing to be an employee of Precision or by the end of the second full calendar year after receipt of the DTUs. A summary of the DTUs outstanding under this unit based incentive plan is presented below:

Deferred Trust Units	Outstanding
Balance, December 31, 2009	245,916
Redeemed on employee resignations and withdrawals	(25,174)
Balance, March 31, 2010	220,742

As at March 31, 2010 $1.7 million is included in accounts payable and accrued liabilities for outstanding DTUs.  Included in net earnings for the three months ended March 31, 2010 is an expense recovery of $0.1 million (2009 - $0.4 million expense recovery).

The Trust has a Unit Appreciation Rights (“UAR”) plan. Under the plan eligible participants were granted UAR's that entitle the rights holder to receive cash payments calculated as the excess of the market price over the exercise price per unit on the exercise date. The exercise price of the UAR is reduced by the aggregate unit distributions paid or payable on Trust units from the grant date to the exercise date. The UAR's vest over a period of 5 years and expire 10 years from the date of grant. No amounts relating to the UAR plan have been recorded as compensation expense or accrued liability as at March 31, 2010 and 2009 as the intrinsic value of the awards was nil.

(b)  Executive

In 2007 the Trust instituted a Deferred Signing Bonus Unit Plan for its Chief Executive Officer.  Under the plan 178,336 notional DTUs were granted on September 1, 2007.  The units are redeemable one-third annually beginning September 1, 2008 and are settled for cash based on the Trust unit trading price on redemption.  The number of notional DTUs is adjusted for each distribution to unitholders by issuing additional notional DTUs based on the weighted average trading price on the Toronto Stock Exchange for the five days immediately following the ex-distribution date. As at March 31, 2010 $0.5 million is included in accounts payable and accrued liabilities for the 68,250 outstanding DTUs. Included in net earnings for the three months ended March 31, 2010 is an expense of $11,000 (2009 - $0.9 million expense recovery).

(c)  Non-management directors

The Trust has a deferred trust unit plan for non-management directors. Under the plan fully vested deferred trust units are granted quarterly based upon an election by the non-management director to receive all or a portion of their compensation in deferred trust units. Distributions to unitholders declared by the Trust prior to redemption are reinvested into additional deferred trust units on the date of distribution. These deferred trust units are redeemable into an equal number of Trust units any time after the director's retirement. A summary of deferred trust units outstanding under this unit based incentive plan is presented below:

Number Outstanding
Balance, December 31, 2009	290,732
Granted	33,245
Balance, March 31, 2010	323,977

For the three months ended March 31, 2010 the Trust expensed $258,000 (2009 - $545,000) as unit based compensation, with a corresponding increase in contributed surplus.

(d) Option plan:

The Trust has a unit option plan under which a combined total of 11,103,500 options to purchase units are reserved to be granted to employees.  Of the amount reserved, 3,782,700 options have been granted.  Under this plan, the exercise price of each option equals the fair market value of the option at the date of grant determined by the weighted average trading price for the five days preceding the grant.  The options vests over a period of three years from the date of grant as employees render continuous service to the Trust and have a term of seven years.

A summary of the status of the equity incentive plan as at March 31, 2010 is presented below:

	Options outstanding	Range of exercise price	Weighted average exercise price	Options exercisable
Outstanding as at December 31, 2009	1,787,700	$5.03 – 7.26	$5.58	–
Granted Forfeitures	1,853,500 (45,000)	8.18 – 8.59 5.03 – 8.59	8.41 6.59	– –
Outstanding as at March 31, 2010	3,596,200	$5.03 – 8.59	$7.05	–

The per unit weighted average fair value of the unit options granted during 2010 was $3.89 estimated on the grant date using the Black-Scholes option pricing model with the following assumption: average risk-free interest rate 2.2%, average expected life of four years, expected forfeiture rate of 5% and expected volatility of 58%. Included in net earnings for the three months ended March 31, 2010 is an expense of $1.2 million (2009 - $nil).

8.  Finance Charges

The following table provides a summary of the finance charges:

Three months ended March 31,	2010	2009
Interest:
Long-term debt	$18,718	$32,418
Other Income Amortization of debt issue costs Accelerated amortization of debt issue costs from voluntary debt repayments	19 (63) 9,069 986	63 (91) 6,280 –
Finance charges	$28,729	$38,670

9.  Contingencies

The business and operations of the Trust are complex and the Trust has executed a number of significant financings, business combinations, acquisitions and dispositions over the course of its history. The computation of income taxes payable as a result of these transactions involves many complex factors as well as the Trust’s interpretation of relevant tax legislation and regulations. The Trust’s management believes that the provision for income tax is adequate and in accordance with generally accepted accounting principles and applicable legislation and regulations. However, there are a number of tax filing positions that can still be the subject of review by taxation authorities who may successfully challenge the Trust’s interpretation of the applicable tax legislation and regulations, with the result that additional taxes could be payable by the Trust and the amount owed, with estimated interest but without penalties, could be up to $403 million, including the estimated amount pertaining to the long-term income tax recoverable.

10. Per Unit Amounts

The following tables reconcile the net earnings and weighted average units outstanding used in computing basic and diluted earnings per unit:

Three months ended March 31,	2010	2009
Net earnings – basic	$62,017	$57,417
Impact of assumed conversion of convertible debt, net of tax	–	1,723
Net earnings – diluted	$62,017	$59,140

Three months ended March 31,	2010	2009
Weighted average units outstanding – basic	275,636	181,149
Effect of rights offering	–	12,974
Weighted average units outstanding – basic	275,636	194,123
Effect of trust unit warrants	9,359	–
Effect of stock options and other equity compensation plans	674	76
Effect of convertible debt	–	15,586
Effect of rights offering	–	1,122
Weighted average units outstanding – diluted	285,669	210,907

11.   Segmented Information

The Trust operates primarily in Canada and the United States, in two segments; Contract Drilling Services and Completion and Production Services. Contract Drilling Services includes drilling rigs, procurement and distribution of oilfield supplies, camp and catering services and manufacture, sale, and repair of drilling equipment. Completion and Production Services includes service rigs, snubbing units, wastewater treatment units, and oilfield equipment rental.

Three months ended March 31, 2010	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter-segment Eliminations	Total

Revenue	$313,461	$63,482	$–	$(3,807)	$373,136
Segment profit (loss)	72,112	10,588	(9,931)	–	72,769
Depreciation and amortization	38,450	6,001	1,183	–	45,634
Total assets	3,570,586	396,951	203,321	–	4,170,858
Goodwill	634,312	112,139	–	–	746,451
Capital expenditures	5,385	1,043	1,055	–	7,483

Three months ended March 31, 2009	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter-segment Eliminations	Total

Revenue	$389,879	$62,975	$-	$(4,409)	$448,445
Segment profit (loss)	117,532	13,555	(5,649)	-	125,438
Depreciation and amortization	37,963	4,993	993	-	43,949
Total assets	4,304,672	427,493	121,751	-	4,853,916
Goodwill	745,585	112,139	-	-	857,724
Capital expenditures	71,378	424	3,120	-	74,922

A reconciliation of segment profit to earnings before income taxes is as follows:

	Three months ended March 31,
	2010	2009
Total segment profit	$72,769	$125,438
Add (deduct):
Foreign exchange	19,752	(32,491)
Finance charges	(28,729)	(38,670)
Earnings before income taxes	$63,792	$54,277

The Trust’s operations are carried on in the following geographic locations:

Three months ended March 31, 2010	Canada	United States	International	Inter-segment Elimination	Total
Revenue	$231,660	$136,094	$6,234	$(852)	$373,136
Total assets	1,662,578	2,454,868	53,412	–	4,170,858
Three months ended March 31, 2009	Canada	United States	International	Inter-segment Elimination	Total
Revenue	$210,413	$232,308	$7,142	$(1,418)	$448,445
Total assets	1,716,078	3,072,433	65,405	-	4,853,916

FIRST QUARTER 2010 EARNINGS CONFERENCE CALL AND WEBCAST

Precision Drilling Trust has scheduled a conference call and webcast to begin promptly at 12:00 noon MT (2:00 p.m. ET) on Thursday, April 22, 2010.

The conference call dial in numbers are 1-877-240-9772 or 416-340-8527

A live webcast of the conference call will be accessible on Precision’s website at www.precisiondrilling.com by selecting “Investor Centre”, then “Webcasts”.  Shortly after the live webcast, an archived version will be available for approximately 30 days.

An archived recording of the conference call will be available approximately one hour after the completion of the call until April 29, 2010 by dialing 1-800-408-3053 or 416-695-5800, passcode 7601204.

About Precision

Precision is a leading provider of safe, high performance energy services to the North American oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, wastewater treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD.UN” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

David Wehlmann, Executive Vice President, Investor Relations
Precision Drilling Corporation, Administrator of Precision Drilling Trust

403.716.4575
403.716.4755 (FAX)

4200, 150 – 6th Avenue S.W.
Calgary, Alberta, Canada  T2P 3Y7
Website:  www.precisiondrilling.com